NR13-19	August 14, 2013

NYSE-MKT Accepts Cardero’s Plan of Compliance

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE-MKT: CDY, Frankfurt: CR5) reports that pursuant to the deficiency letter received from the NYSE-MKT LLC (“NYSE-MKT” or the “Exchange”) on June 25, 2013 (see press release dated July 1, 2013), the Company received notice from the NYSE MKT Staff indicating that the Company is below certain of the Exchange’s continued listing standards due to its financial condition becoming so impaired that it appears questionable, in the opinion of the Exchange, as to whether the Company will be able to continue operations and/or meet its obligations as they mature, as set forth in Section 1003(a)(iv) of the NYSE-MKT Company Guide. The Company was afforded the opportunity to submit a plan of compliance to the Exchange and on July 12, 2013 presented its plan to the Exchange. On August 9, 2013 the Exchange notified the Company that it accepted the Company’s plan of compliance and granted the Company an extension until November 29, 2013 to regain compliance with the continued listing standards. The Company will be subject to periodic review by Exchange Staff during the extension period. Failure to make progress consistent with the plan or to regain compliance with the continued listing standards by the end of the extension period could result in the Company being delisted from the NYSE MKT LLC.

“I am delighted that we will continue to be listed on the NYSE-Mkt Exchange as we move the Company towards compliance” stated Henk van Alphen, Cardero’s President and CEO. “Our listing in the United States is important to the Company. Commodity markets are cyclical and have been very depressed this year however, metallurgical coal prices are beginning to show signs of recovery on the spot market. We want Cardero’s U.S. shareholders to participate as we provide shareholder value going forward.”

About Cardero Resource Corp.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-MKT (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)
Hendrik van Alphen, CEO and President

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488
Fax: 604 408-7499

Cardero Resource Corp.	- 2 -	August 14, 2013
NR13-19 – Continued

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the Company’s intention to submit a compliance Plan to the NYSE-MKT and to seek continued listing on the NYSE-MKT, the NYSE-MKT’s procedures in response to any proposed Plan, and the potential continued listing or delisting of the Company’s common shares on the NYSE-MKT, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, current, fluctuating or adverse market conditions with respect to minerals, coal and related securities, discretion granted to the Exchange in the Company Guide, the uncertainty of obtaining additional financing as and when needed, actions of other applicable regulators and stock exchanges, actions of existing lenders and other persons with which the Company does business, and other risks and uncertainties disclosed in the Company's 2012 Annual Information Form filed with certain securities commissions in Canada and the Company's annual report on Form 20-F filed with the SEC, and other information released by the Company and filed with the appropriate regulatory agencies. The Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.